ALPHA GOLD CORP.

Year Ended February 28, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 The Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Alpha Gold Corp. ("Alpha" or the "Company") for the year ended February 28, 2009.

This MD&A is prepared as of June 28, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2 Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained 5% net profits interest and the 2% net smelter return royalties for $150,000 cash.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The 2008 drilling program commenced in August and continues at the present time. The program focused on claims next to the Serengeti property. Heavy snowfall in the area has hampered delivery of core samples for assay and assay results will be available when completed.

The Company remains in good financial shape and prices of copper, gold and silver remain high.

The Company has funds in place of approximately $3,070,000 at the end of February 28, 2009.

Market Trends

The positive trend in metal prices has remained with gold approximately US$915/oz and copper averaging US$2.14/lb.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February 28, 2009 $	As at February 29, 2008 $	As at February 28, 2007 $
Current Assets	3,177,994	4,221,375	1,384,273
Other Assets	9,513,411	8,459,074	6,624,406
Total Assets	12,691,405	12,680,449	8,008,679
Current Liabilities	252,701	13,747	25,465
Shareholders' Equity	11,415,263	11,906,082	7,280,271
Total Shareholders' Equity and Liabilities	12,691,405	12,680,449	8,008,679
Working Capital	2,925,293	4,207,628	1,358,808
Expenses			
Amortization	40,539	41,407	24,983
Automotive	16,425	15,384	16,454
Consulting and management fees	71,000	70,000	60,000
Loss (gain) on disposal of capital assets	—	—	(30,115)
Insurance	8,329	6,249	4,088
Office, printing and miscellaneous	16,270	15,046	17,130
Professional fees	46,860	82,814	66,420
Regulatory and transfer fees	21,936	35,360	25,018
Rent	6,000	6,000	6,000
Shareholder relations	82,335	90,859	112,740
Stock-based compensation	—	32,500	195,500
Travel and promotion	3,654	15,164	10,790
Add(deduct): other items	(398,206)	(452,401)	(210,830)
Income (loss) for the period	84,858	41,618	(298,178)
Basic diluted loss per share	(0.00)	(0.00)	(0.01)
Number of Common Shares Outstanding	36,867,814	36,867,814	29,036,919

1.4 Results of Operations

Overhead expenses in the third quarter of fiscal 2009 increased to $65,673, as compared to $62,731 in the fourth quarter of fiscal 2008.

Exploration costs decreased in the fourth quarter of fiscal 2009 to $564,505 compared to the same quarter of 2008, ($84,572). Exploration expenditure during the quarter were as follows: Assaying (2009 - $10,235, 2008 - $16,003), camp expense (2009 - $16,504, 2008- $2,984), drilling expense (2009 - $397,782, 2008 - $9,098), on-site fuel cost (2009 - $112, 2008 - $57), geological/geochemical work and reports (2009 - $26,745, 2008 - $55,250), on-site management (2009 - $Nil, 2008 - $Nil), roadwork and reclamation (2009 - $108,592, 2008 - $115) and travel (2009 - $4,534, 2008 $1,295).

The increase in exploration costs in the quarter were higher than the same quarter in 2008 as the drilling program was commenced later this year and was completed in January, 2009.

Office and administration costs decreased slightly from $23,172 spent in the fourth quarter of the 2008 fiscal year to $22,862 in the fourth quarter of the 2009 fiscal year.

Stock-based compensation of $Nil was charged to operations during the fourth quarter of 2009 compared to $Nil in the fourth quarter of 2008.

1.5 Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts							
	February 28, 2009	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	Nov. 31, 2007	August 31, 2007	May 31, 2007
Current Assets	3,177,994	3,816,407	4,085,732	4,159,420	4,221,375	4,322,103	5,096,414	3,173,734
Other Assets	9,513,411	8,756,010	8,527,269	8.503,365	8,459,075	8,391,781	7,639,804	6,778,612
Total Assets	12,691,405	12,572,417	12,613,001	12,662,785	12,680,449	12,713,884	12,736,218	9,952,346
Current Liabilities	252,701	68,363	61,079	50,822	13,747	12,749	12,749	42,615
Shareholders' Equity	11,415,263	11,183,356	11,224,970	11,439,162	11,906,082	11,751,824	11,751,252	8,867,351
Total Shareholders' Equity and Liabilities	12,691,405	12,572,417	12,613,001	12,662,785	12,680,449	12,713,884	12,736,218	9,952,346
Working Capital	2,925,293	3,748,044	4,024,653	4,108,598	4,207,628	4,309,354	5,083,665	3,131,119
Expenses								
Amortization	11,425	10,250	9,432	9,432	10,252	11,063	11,939	8,153
Automotive	3,614	4,913	4,686	3,212	2, 653	6,606	3,316	2,809
Consulting and management fees	17,000	18,000	18,000	18,000	18,000	18,000	18,000	16,000
Insurance	894	918	-	6,517	-	-	(855)	7,104
Office, printing and miscellaneous	4,362	3,173	4,422	3,036	3,384	3,037	4,650	2,650
Professional fees	4,837	9,663	29,019	3,341	7,746	6,908	54,741	13,419
Regulatory and transfer fees	1,484	1,713	7,745	10,994	(4,786)	670	16,545	22,931
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	19,986	18,112	18,579	25,658	22,566	19,124	23,201	25,968
Stock-based compensation	-	-	-	-	-	-	-	32,500
Telephone	194	292	302	489	287	282	292	464
Travel and promotion	377	496	776	2,005	1,150	783	2,305	10,926
Other items	20,798	(21,162)	(34,421)	(29,445)	(28,298)	(45,639)	(45,390)	(11,354)
Income (loss) before income taxes for the period	86,471	(47,868)	(60,040)	(54,739)	(34,433)	(22,334)	(90,265)	(133,070)
Future income taxes	297,257	6,254	(330,436)	360,901	188,691	22,906	70,163	39,960
Net (income) loss for the period	210,786	(41,614)	(390,476)	306,162	154,258	572	(20,102)	(93,110)
Basic diluted income (loss) per share before other items	0.01	0.00	(0.01)	0.01	0.00	0.00	(0.00)	(0.00)
Number of Common Shares Outstanding	36,867,814	36,867,814	36,867,814	36,867,814	36,867,814	36,867,814	36,867,814	29,074,019

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At February 28, 2009, the Company had working capital of approximately $2,925,293, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lust Dust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At February 28, 2009 Alpha had working capital of $2,925,293 as compared to $4,207,628 at the end of February 29, 2008. The Company has 36,867,814 common shares issued and outstanding at the end of the fourth quarter.

The Company had no commitments for material expenditures as of February 28, 2009.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

During the three months ended February 28, 2009, the Company paid $31,200 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company's President ($14,000); property investigation, site investigation for drilling, geology and planning of field operations to a director of the Company ($10,000); part time secretarial and accounting work to a relative of the Company's President ($2,700); and office rent to the Company's President ($1,500) plus Director's Fees ($3,000).

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Effective March 1, 2008, the Company adopted the AcSB issued CICA Handbook Section 1535 "Capital disclosures". The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

In December 2006, the CICA issued Handbook section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentations" to replace Section 3861, "Financial Instruments – Disclosure and Presentations". The Company adopted sections 3862 and 3863 effective March 1, 2008. Section 3862 provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Company's financial position and performance, and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 establishes standards for presentation of financial instruments.

In February 2008, the CICA issued Handbook section 3064 "Goodwill and intangible assets" which is required to be adopted for fiscal years beginning on or after October 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements and will be adopted by the company on March 1, 2009.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				36,867,814
Warrants				None.
Share purchase options	March 31, 2010 January 26, 2010 January 28, 2010	$0.40 $0.40 $0.40	250,000 950,000 500,000	1,700,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.